SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of      November 6, 2002

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

210, 1167 Kensington Crescent NW, Calgary Alberta T2N 1X7

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F     [  X  ]    Form 40-F   [     ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes     [   ]    No   [    ]

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

(ONCOLYTICS LETTERHEAD)	210, 1167 Kensington Cr. N.W. Calgary, Alberta Canada T2N 1X7

For Immediate Release

Oncolytics Biotech Appoints Dr. William A. Cochrane to the Board of Directors

CALGARY, Alberta, November 6, 2002 — Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) (‘Oncolytics’) today announced the appointment of William A. Cochrane, MD, to the Board of Directors.

“Dr. Cochrane brings additional depth to our Board of Directors,” said Dr. Brad Thompson, President and CEO of Oncolytics. “His extensive experience spans sectors including the pharmaceutical and biotechnology industries, finance, academia and medicine. We expect the Company will benefit significantly from his contributions to the Board.”

Dr. Cochrane is currently the Chairman of Stressgen Biotechnologies Corporation, President of W.A. Cochrane & Associates Inc., Chairman of UTI at the University of Calgary, and serves on the boards of a number of Canadian and American companies. Previously, Dr. Cochrane was the CEO and Chairman of Connaught Laboratories Ltd. He has also served as the Deputy Minister of Health Services for the Province of Alberta, and President and Vice-Chancellor, and Dean of Medicine at the University of Calgary. He has served on the boards of MDS Capital Corp., Connaught Laboratories Ltd., Monsanto Canada Inc. and Fluor/Daniel Canada Inc. Dr. Cochrane is an Officer of the Order of Canada, a 2002 recipient of the Queens Golden Jubilee Medal for his many contributions to Canada, and received his M.D. from the University of Toronto.

“I am pleased to be involved with Oncolytics at this point in its development,” said Dr. Cochrane. “I look forward to assisting the company reach its goal of developing REOLYSIN® as a potential cancer therapeutic.”

About Oncolytics Biotech Inc.
 Oncolytics is a Calgary-based biotechnology company focused on the development of the human reovirus (REOLYSIN®) as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill cancer cells and, in vitro, kill human cancer cells derived from many types of cancer including breast, prostate, pancreatic and brain tumours. Research has also yielded successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in injected tumours. Oncolytics is currently conducting a T2 prostate cancer trial, and a Phase I/II recurrent malignant glioma (brain cancer) trial.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	For Canada:	For United States:
Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7370 Fax: 403.283.0858 cwardonc@aol.com www.oncolyticsbiotech.com	The Equicom Group Inc. Jason Hogan 20 Toronto Street Toronto, Ontario M5C 2B8 Tel: 416.815.0700 ext. 222 Fax: 416.815.0080 jhogan@equicomgroup.com	The Investor Relations Group Gino De Jesus or Dian Griesel, Ph.D. 50 Pine Street, 6th Floor New York, NY 10005 Tel: 212.825.3210 Fax: 212.825.3229 theproteam@aol.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ONCOLYTICS BIOTECH INC (Registrant)

By: -s- D.A Ball ____________________________________ Name: D.A Ball Title: Chief Financial Officer

Date: November 6, 2002